China 3C Group

August 11, 2008

Mr. Ethan Horowitz Securities and Exchange Commission 100 F Street, North East Washington, D.C. 20549 Mail Stop 3561

Re:	China 3C Group
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 27, 2008
File No. 000-28767

Dear Mr. Horowitz:

Thank you for your comment letter dated May 8, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K of China 3C Group, a Nevada corporation (the “Company”). The Company has filed Amendment No. 1 to the above-captioned Form 10-K (“Amendment No. 1”) with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2008. Amendment No.1 incorporates our responses to your comments, and this letter sets forth each of our responses.

In order to facilitate your review of Amendment No. 1, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Item 1. Business, page 1

1.
Please confirm that you have filed all material contracts under Item 601(b)(10) of Regulation S-K. For example, we were unable to locate the contractual arrangement giving you the rights to the economic benefits of ownership in ZYXD. We also note from your website that you have distribution relationships with Panasonic, Philips, Ericsson, and others. However, neither your business description nor your exhibits filed under Item 601(6)(10) refer to such entities or arrangements making you an authorized distributor for their products. Please explain to us why you do not refer to such entities or your status as an authorized dealer for their products.

Response to Comment 1:

Management believes that all material contracts entered into by the Comapny have been filed with the Commission.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

The contractual arrangements which give the Company the rights to the economic benefits of ownership in ZYXD have been filed as exhibits to Form 8-K dated August 15, 2007 which was filed with the Commission on September 11, 2007.

The Company’s website includes Panasonic, Phillips and Ericson as examples of companies for which we act as a reseller of products. The Company has purchase order agreements with manufacturers of 3C products whereby were either distribute the products to retailers or sell the products to end customers in our “store-in-store” locations. The purchase order agreements do not designate the Company as an “authorized distributor” of products, nor does the Company’s website indicate that such designation has been made. Management believes that such purchase order agreements are in the ordinary course or business and are not material agreements as defined by Rule 601 of Regulation S-K.

Part II

Item 5. Market for the Registrant’s Common Stock. Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

2.	Please revise to provide greater disclosure concerning the June 2007 equity compensation plan which was approved by the board, but not your shareholders. See Item 201(d)(3) of Regulation S-K.

Response to Comment 2:

Changes in response to the Staff’s comment have been made on page 15 in Amendment No. 1.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

3.	Please revise to provide disclosure responsive to Item 303(a)(5), or advise.

Response to Comment 3:

Changes in response to the Staff’s comment have been made on page 23 in Amendment No. 1.

Results of Operations, page 18

4.
Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods. Your revised disclosure should thoroughly explain and quantify each causal factor resulting in the changes to every income statement line item for each period presented. For example, your discussion of net sales should quantify the changes attributable to retail operations versus wholesale operations along with the contribution from recent acquisitions and new products lines and should explain the underlying reasons for these changes. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

Response to Comment 4:

Changes in response to the Staff’s comment have been made on page 18 in Amendment No. 1.

Net Sales, page 18

5.
We note that you have identified inflation as a cause of the increase in net sales during the year ended December 31, 2007. In order to provide clarity to investors, please provide additional detail addressing the impact of inflation and changing prices on your financial statements. Refer to Item 303 of Regulation S-K and SFAS 89.

Response to Comment 5:

We have revised our disclosure to delete “2007 was a year in which inflation sharply increased in China and we believe inflation had an effect on our sales in 2007” on page 18 in Amendment No. 1.

Liquidity and Capital Resources, page 21

6.
Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the material year-to-year variations in the line items (e.g. provide an explanation of the significant change in your inventory, accounts receivable, accounts payable and accrued liabilities, etc.) for each year presented. Refer to SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Response to Comment 6:

We have revised our disclosure to include an analysis of the components of the statements of cash flows that explains the material year-to-year variations in the line items for each year presented on page 22 in Amendment No. 1.

Item 9A(T), page 24

7.
Please revise the statement on page 24 regarding the effectiveness of your disclosure controls and procedures to delete the limitation of the conclusion to “detect[ing] the inappropriate application of U.S. GAAP.”

Response to Comment 7:

Changes in response to the Staff’s comment have been made on page 24 in Amendment No. 1.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 26

8.
In Mr. Gu’s biography you disclose that “[o]ther than the Merger Transaction during the last two years, there have been no transactions to which the Company was a party in which Mr. Gu ... had a direct or indirect material interest.” Similar disclosure is contained in Mr. Berents’ biography. We were unable to locate additional disclosure describing this transaction and these directors’ interests in it. Please revise or advise.

Response to Comment 8:

Changes in response to the Staff’s comment have been made on page 17 in Amendment No. 1 to clarify that “Merger Transaction” is defined as the reverse merger transaction on December 21, 2005, whereby Capital Future Developments Limited became a wholly owned subsidiary of China 3C Group.

9.	Please revise to state each director’s term of office. See Item 401(a).

Response to Comment 9:

Changes in response to the Staff’s comment have been made on page 29 in Amendment No. 1.

10.	Please revise your disclosure to indicate the members of the various committees listed on page 30.

Response to Comment 10:

Changes in response to the Staff’s comment have been made on page 30 in Amendment No. 1.

Item 11. Executive Compensation, page 10

11.	It is unclear why the total column in your Summary Compensation Table is less than your CEO’s salary. Please advise. Also, please include a total for Mr. Levinson in your Director Compensation table.

Response to Comment 11:

Changes in response to the Staff’s comment have been made on page 31 in Amendment No. 1.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

Part IV

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-l

12.
Please advise your independent accountant to revise the first paragraph of their report to refer to each period for which audited financial statements are presented (i.e. the consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2007 and 2006).

Response to Comment 12:

Our independent accountant has revised the first paragraph of their report to refer to each period for which audited financial statements are presented in Amendment No. 1.

13.	Please file the audit report issued by your former independent accountant for the consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2005.

Response to Comment 13:

The audit report issued by Kabani & Company, Inc. has been included in Amendment No.1.

Statements of Cash Flows, F-4

14.
We note you issued approximately $12.5 million in notes related to your acquisitions of Hangzhou Sanhe Electronic Technology Limited and Shanghai Joy & Harmony Electronics Company Limited. Show us where the payment of these notes is reflected in your statements of cash flows. Based on the terms of the acquisitions, it appears $8 million would have been paid in 2006.

Response to Comment 14:

Payment of notes attributable to acquisitions during 2006 was in fact $8,000,000. However cash acquired on these acquisitions was $1,449,843. The difference $6,550,157 appears on cash flows statement (See supplemental disclosures for noncash transactions relating to acquisitions). Payment of notes attributable to acquisitions during 2007 was $4,250,000 (See the consolidated statements of cash flows.)

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

Notes to Consolidated Financial Statements, F-6

General

15.	Please revise to provide the quarterly financial data disclosure required by Item 302 of Regulation S-K.

Response to Comment 15:

Changes in response to the Staff’s comment have been made on page 21 in Amendment No. 1.

Note 1 - Organization, F-6

16.	Please provide the disclosures required by SFAS 141 related to your acquisitions of Hangzhou Sanhe Electronic Technology Limited and Shanghai Joy & Harmony Electronics Company Limited.

Response to Comment 16:

We have revised to provide the disclosures required by SFAS 141 related to your acquisitions of Hangzhou Sanhe Electronic Technology Limited and Shanghai Joy & Harmony Electronics Company Limited on page F-7 in Amendment No. 1.

17.
In connection with the comment above, it appears that you have allocated the entire excess purchase price to goodwill for both acquisitions. In accordance with paragraph 37 of SFAS 141, please note that the purchase price should be allocated to specific identifiable tangible and intangible assets (such as trade names, customer lists, order backlog, etc.) and liabilities. Please advise or revise.

Response to Comment 17:

Changes in response to the Staff’s comment have been made on page F-7 in Amendment No. 1.

Note 2 - Summary of Significant Accounting Policies, F-6

Revenue Recognition, F-9

18.
Please revise your revenue recognition policy so that it is more tailored to each of your revenue streams (e.g. sales to individual customers through retail outlets, sales to distributors through wholesale contracts, etc.). Your revised disclosure should address each type of sales transaction that you enter into and how you meet the criteria for revenue recognition per SAB 104.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

Response to Comment 18:

Changes in response to the Staff’s comment have been made on page F-12 in Amendment No. 1.

19.
In connection with the comment above, your revenue recognition policy states that you recognize revenue at the date of shipment and when delivery is complete. Please revise to clarify whether title transfers to the customer upon shipment or delivery and how this correlates to your revenue recognition policy.

Response to Comment 19:

Changes in response to the Staff’s comment have been made on page F-12 in Amendment No. 1.

20.
We note that you provide your customers with free after sales services. Please revise to disclose the specific types of services that you provide to customers after they have purchased a product from you and how you account for these services.

Response to Comment 20:

Changes in response to the Staff’s comment have been made on page 22 in Amendment No. 1.

21.
Please revise to disclose whether your customers (both end users and distributors) have the right of return (i.e. circumstances other than product failure) and how this affects revenue recognition. In addition, please disclose your policy as it relates to estimating future product returns. Refer to SFAS 48.

Response to Comment 21:

Changes in response to the Staff’s comment have been made on page 22 in Amendment No. 1.

Stock-Based Compensation, F-9

22.
Please note that SFAS 123(R) was effective for your annual reporting period beginning January 1, 2006. Please revise your financial statements to provide the disclosures required by paragraphs A240-A242 of SFAS 123(R).

Response to Comment 22:

Changes in response to the Staff’s comment have been made on page F-12 in Amendment No. 1.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

Segment Reporting, F-11

23.
Based on your disclosure herein, it appears that you have identified certain reportable segments. Please expand your disclosure to specifically address the different operating segments referred to in your footnote (e.g. retail operations, wholesale operations, etc.). Refer to SFAS 131.

Response to Comment 23:

We have identified that we have no reportable segment required by SFAS 131 on page F-14 in Amendment No. 1.

Note 6 - Stock Warrants, Options, and Compensation, F-15

24.
It appears that the stock options and stock grants issued during 2006 and 2007 to certain members of your board of directors vested on the grant date. Please revise to disclose the accounting treatment for these equity-based awards.

Response to Comment 24:

Changes in response to the Staff’s comment have been made on page F-19 in Amendment No. 1.

Note 9 - Income Taxes, F-17

25.	Please revise to provide the disclosures required by FIN 48.

Response to Comment 25:

Changes in response to the Staff’s comment have been made on page F-20 in Amendment No. 1.

Note 10 - Commitments, F-18

26.	Please disclose rent expense for each year for which financial statements are presented. Refer to SFAS 13.

Response to Comment 26:

Changes in response to the Staff’s comment have been made on page F-21 in Amendment No. 1.

Other

27.
We note that you present accounts receivable net of an allowance for doubtful accounts. Please revise to provide the disclosure required by Rule 12-09 of Regulation S-X for this balance along with any other valuation and qualifying accounts and reserves (e.g. reserve for obsolete inventory).

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

Response to Comment 27:

We have revised to provide the disclosure required by Rule 12-09 of Regulation S-X for balance of allowance for doubtful accounts along with any other valuation and qualifying accounts and reserves on page F-11 in Amendment No. 1.

28.
Subsequent to year end, we note you have entered into consignment agreements with Hangzhou Lotour Digital Products Business Company Limited (Exhibits 10.15 and 10.16). Tell us how you plan to recognize revenue related to these assignment agreements (i.e. on a gross or net basis). In your response, ensure to discuss how you considered EITF 99-19 in your analysis.

Response to Comment 28:

Pursuant to the agreements with Hangzhou Lotour Digital Products Limited we became the only suppliers for audio-video products, small electrical home appliances, mobile phones and mobile phone accessories. Pursuant to this agreement, we have agreed to deliver our products which have been purchased from our suppliers to Hangzhou Lotour, which will arrange to sell these products to end customers. The revenue for the sales to Lotour companies will be recognized when the sales are completed to Hangzhou Lotour.

Goods are first shipped to Lotour and on a weekly basis the Company records sales based on how much Lotour sold of the company's products during the prior week. Pursuant to EITF 99-19, the company only recognizes sales when Lotour sells the company's products to third-party customers.The accounting is done on a transaction-by-transaction basis.

Other Exchange Act Filings

29.	Please amend your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

Response to Comment 29:

We believe that all Exchange Act filings have been amended to reflect comments in this letter.

30.
Please file an Item 4.01 Form 8-K and Exhibit 16 letter reporting the termination of your relationship with Lichter, Yu & Associates immediately. Although you reported the termination of Chisholm, Bierwolf & Nilson, LLP, you must also report the termination of Lichter, Yu & Associates because that firm was not engaged as your independent accountant on a post-merger basis.

Response to Comment 30:

Form 8-K dated December 31, 2006 reporting the resignation of Lichter, Yu & Associates (“Lichter”) and Exhibit 16.1 confirming Lichter’s agreement with the statements contained in the Form 8-K was filed with the Commission on July 29, 2008.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 11, 2008

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

Best regards,

/s/ Zhenggang Wang
Zhenggang Wang
Chief Executive Officer and Chairman

cc:	Loeb & Loeb LLP
Morgenstern, Svoboda & Baer CPA’s P.C.